EXHIBIT (a)(6)

CONTACT: Corcept Therapeutics Incorporated Investor Relations ir@corcept.com www.corcept.com

Corcept Therapeutics Announces Preliminary Results of Tender Offer

MENLO PARK, Calif., April 3, 2023 — Corcept Therapeutics Incorporated (Nasdaq: CORT), a commercial-stage company engaged in the discovery and development of medications to treat severe endocrine, oncologic, metabolic and neurological disorders by modulating the effects of the hormone cortisol, today announced the preliminary results of its previously announced tender offer to purchase up to 7,500,000 shares of its common stock, par value $0.001 per share, at a price not greater than $22.00 nor less than $19.25 per share, in cash, less any applicable withholding taxes and without interest (the “Tender Offer”), which expired one minute after 11:59 p.m., New York City time, on March 31, 2023.

Based on the preliminary count by Continental Stock Transfer & Trust Company, the depositary for the Tender Offer (the “Depositary”), 6,630,151 shares of Corcept’s common stock were validly tendered and not properly withdrawn at or below a purchase price of $22.00 per share, including 2,040,587 shares tendered by notice of guaranteed delivery.

In accordance with the terms and conditions of the Tender Offer, based on these preliminary results, Corcept expects to purchase 6,630,151 shares of common stock at a purchase price of $22.00 per share, for an aggregate cost of $145,863,322, excluding fees, any excise taxes and expenses relating to the Tender Offer. The number of shares that Corcept expects to purchase in the Tender Offer represents approximately 6 percent of the total number of shares of common stock outstanding as of March 30, 2023. Corcept expects to have 101,435,180 shares of common stock outstanding immediately following payment for the shares of common stock purchased in the Tender Offer.

The number of shares of common stock expected to be purchased by Corcept and the aggregate purchase price are preliminary and subject to change. The preliminary information contained in this press release is subject to confirmation by the Depositary and is based on the assumption that all shares of common stock tendered through notice of guaranteed delivery will be delivered within the two trading-day settlement period. The actual number of shares of common stock to be purchased by Corcept and the actual purchase price information will be announced following the completion by the Depositary of the confirmation process. Payment for the shares of common stock accepted for purchase under the Tender Offer will occur promptly thereafter.

The sole dealer manager for the Tender Offer is Piper Sandler & Co. D.F. King & Co., Inc. is serving as the information agent for the Tender Offer and Continental Stock Transfer & Trust Company is serving as the depositary. For all questions relating to the Tender Offer, please contact the information agent, D.F. King & Co., Inc. at cort@dfking.com or call toll-free at 1 (800) 821-8781, or call the dealer manager, Piper Sandler & Co. at (312) 267-5100.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of Corcept.

About Corcept Therapeutics

Corcept has discovered a large portfolio of proprietary compounds that selectively modulate the effects of cortisol and owns extensive United States and foreign intellectual property covering both their composition and their use to treat a variety of serious disorders. Clinical trials are being conducted with the company’s leading selective cortisol modulators as potential treatments for patients with serious disorders – Cushing’s syndrome, ovarian, prostate and adrenal cancer, ALS, post-traumatic stress disorder and liver disease. Corcept’s drug Korlym® was the first medication approved by the U.S. Food and Drug Administration for the treatment of patients with Cushing’s syndrome.